Who Is Daughter

Daughter is a new-age cafe/bar concept that focuses on quality coffee, Natural Wine and delicious food, with sustainable well-sourced ingredients. But at the same time we plan to reduce the industry waste norm by upcycling and composting (with the mindset of utilizing the compost and recycled waste within our shop and community.) This concept is called Circular Economy.

Currently, the standard waste within NY is pretty staggering and only growing as the need for cafes grows within the city. Columbia University did a study that showed that over ⅓ of waste produced in our city is organic waste (**Thats 650,000 tons** of food waste each year,) with another **40%** that could have been recycled, leaving only a small **9%** of it as actual trash. (For comparison sake, NY produces over **33 million tons** of waste every year.) With this in mind, many cafes have been making strides to tackle this waste problem (with solutions such as compostable goods, and with unsorted recycling, etc..) but no longer is this enough, and no longer is it economically sustainable. For the most part, these products are paid for, but with no understanding of how to actually break them down. Making them just as wasteful as the normal product being used.

We strongly believe that the contemporary waste management practices of the industry are outdated, and we want to do something about it.

At Daughter we won't produce waste, nor will we cook from waste.

We will work directly with suppliers to rethink, reject and control packaging while at the same time sourcing local and organic produce, which will be the core of our menus. Our approach to sustainability goes far beyond food. Our goal is to inspire and encourage our community and other restaurants to get involved and have fun while doing so.

Daughter plans to open its first kitchen in the fall of 2020 in Harlem, with the hope of becoming a place where you can drink, eat, and relax with the comfort of knowing we are trying to inspire change within our current food culture.

The Problem & Our Solution

The major problem we are tackling is food waste and poor recycling methods that plagues local kitchens. NYC businesses produce more than 650,000 tons of food waste each year—and when that food decomposes in landfills, it emits methane and contributes to climate change. We have been leaning onto our local government for solutions, and many have been provided. But the truest solution comes from home. That solution is Zero waste, but 21st century makes this challenging, which we are countering with dramatic waste reduction.

Daughter aims to create an ecosystem within our cafe, in which we are utilizing our waste to create (Upcycling). We aim to work with local producers to have all products in our kitchen be close to package free as possible.

This idea comes with so much labor and thought behind it, but with this labor, we aim to create new jobs within our cafes, and also find new ways to have the community involved, and educated as we educate ourselves.


REGENERATE NATURAL SYSTEMS
WE ARE SHIFTING TO A SYSTEM WHERE WE
DESIGN OUT WASTE AND POLLUTION
KEEP PRODUCTS AND MATERIALS IN USE

Utilizing Coffee Waste

This is what I call the fun part. One way we are planning to tackle our food waste is by fully utilizing our coffee waste to create new life. Sadly the coffee shop's major food waste is the coffee itself. Producing somewhere close to **125 pounds** of waste in smaller neighborhoods alone. Once coffee grounds are soaked with water it's assumed to be used and now trash, but that's not the case. If anything, so many new energies have been introduced, and they are ready to create so much more past the cup of liquid coffee. We attend to use our coffee grinds in 2 major ways.

- ## Mushrooms

    Sadly most cafes are throwing their coffee waste away, while It's still packed full of nutrients that can be turned into delicious varieties of Oyster and Shitake mushrooms. We are making it possible to grow gourmet food from it instead. I know the Idea seems new, but it's being done in small waves across Europe in places like Blue City in Rotterdam, and Upcycle in Britain. But not only in Europe, ...also in New York by a small startup company named Smallhold, working with Whole Foods in Brooklyn.
    This technique of growing mushrooms will cost us nothing more, but the product itself. We aim to have mushrooms ready to be used in our dishes 40 days after opening, and enough to sell to the public 60 days after open.

    During the first year of our mushroom program we will experiment, and work out any possible kinks in the growing process. After the first fiscal year we plan to expand our mushroom program into its own facility. We will also expand our reach to other local cafes, by collecting their coffee waste at a set rate cost. From there we will increase our Mushroom yield, and start moving in to wholesale with our mushrooms. Our target market will be local markets, co-ops, and markets at Whole Foods scale. With this program extension we plan to help with waste reduction in other local cafes, and bring awareness of the major possibilities in urban farming.

- <u>Composting and Fertilizer Use</u>

For our cafe, we plan to have a rooftop that we will use for creating a small urban garden. We plan to have a large compost bin built-in, so that we can fully compost and utilize it as fertilizer. The mission is to grow a very small selection of produce that can take high acidity fertilizer (for coffee carries lots of acidic properties)
such as potatoes, lettuce, spinach, carrots, cauliflower, celery, cucumbers, garlic, sweet peppers, pumpkins, winter squash, hydrangeas, rhododendrons, azaleas, and lily of the valley. Really depending on the season

There is a possible compost problem, that being us producing a lot more than we could utilize for our garden. But we plan to tackle this by building community with the many local urban gardens in NYC, and provide fertilizer to their gardens. We also plan to educate and inspire our local patrons to start growing their own produce, and to sell them our local fertilizer.

With these programs, we plan to introduce a few new jobs that focus on agriculture, education, and community affairs. Our job and responsibility is to plant more within the community and help nurture it.



Several Examples of Companies Utilizing Used Coffee Grounds:

- **Ground to Ground** based in London provides consumers with free coffee grounds and information about how to use them in the garden etc.
- Businesses like Grocycle in the UK, and Upcycle in France, use the grounds for growing mushrooms.
- **Grocycle** has been collecting coffee grounds from coffee shops to grow mushrooms in Plymouth since 2011. They have since expanded their operating with a mushroom farm which supplies mushrooms to restaurants and businesses as well as educational activities to help others start their own mushroom farm. They also have home growing packs too, which are good fun and produce very tasty mushrooms. Their website suggests that since 2011 they have recycled 62,337 kg of coffee, helped 29,932 people grow mushrooms at home and trained 862 people in mushroom cultivation using coffee grounds.
- **Upcycle** based in Paris collects coffee grounds from automatic coffee machines to grow oyster mushrooms. The leftover material is given to local farmers.

Managing Remaining Food Waste

The reality of running any kitchen is that there is always a food surplus, especially in the early beginnings. This surplus next turns it to waste. Out of this waste, about 95% of it still edible, usually end of day leftovers that can't go over into the next day. The keyword to focus on is that it's edible.

We are on a mission to source high quality produce, and once in our kitchen, our chefs will transform the ingredients into high-quality canteen food, gourmet meals, and even artisanal desserts– all inspired by the availability of different food types. Any remaining edible food will be directed to charities, while unavoidable food waste is composted in our yard, and later used for fertilizer.

Our mission is to inspire people to have more appreciation for food and the resources needed to produce it. It starts locally for sure. We will start by creating local partnerships, with so many great NY companies and farmers, and look for simple steps to create a circular economy for our food.

Inspirations To Develop Success

The challenges to this are high and we see them, but more importantly we understand them. The reward of spreading awareness of waste reduction is too great not to try. Daughter was conceived from the notion of mindset of adaptation and reinvention, meaning we cannot change the food industry without experimentation.

This mindset is inspired by the many new restaurants abroad being birthed in the last few years (Ex: Nolla based in Finland, Loop based in Finland, and De Ceuvel based in Amsterdam), and many scholarly publications speaking of change within the food industry (Ex: Ellen McArthur Foundation, and Leiden Universities Sustainability Department.) We have been reaching out to many of them seeking advice, and discussing hiccups that they've come across, just so that we can learn from our older siblings on how to overcome them before they arise. We plan to lean on them for support in the future to learn and experiment so that we can inspire the NY food industry.

Things To Know

- We will be located in Harlem
- We plan to have a 1450-2000 SQ ft location
- We will serve a small selection of breakfast, lunch & dinner, and also coffee & natural wine
- For the most part, we will be a fully vegetarian kitchen, with a few vegan options
- Our Kitchen menu will be rotating with a small core selection
- Our operation hours will be 7-4 and 6-11
- During the in-between hours, we will host a small community class, and reset cafe
- We will be growing our own mushrooms using our used coffee waste
- We will also be composting and creating our own fertilizer
- We will have our garden to process our fertilizer, and grow a small selection of produce
- We are aiming to create 10- 13 jobs within in the first year of operation, and as we grow create more
- we will truly support the community we inhabit

Our Pledge

Our philosophy is to ensure that sustainability will be maintained using diverse Innovation techniques. The idea behind this is to encourage people that waste can be upcycled. By sharing knowledge of this, it encourages new businesses to prosper and gives entrepreneurs the opportunity to show their creative ideas. By introducing the upcycling of waste materials (for example coffee,) it enhances the chance of us preventing damage to the environment.

With this, we pledge to do the leg work. Work with great producers who are also challenging the disposable culture. From our utensils to our produce. We aim to do this all in a way that reflects effortless for our guests.

List of companies we will work with

Stojo- To provide our portable to-go cups. We know how important it is to have your coffee to go, but we need to now think about how many paper cups, and plastic cups are being wasted.
Stojo cups are beautiful collapsible cups that we will sell in our kitchen for all of our patrons who need a coffee to go. With this, we hope to provide discount prices for coffee with no cost of material needed to hold coffee. We will inspire our patrons to carry cups with them.

Local farmer markets- This is the leg work we've been talking about. To ensure as little waste and package material as possible we plan to work with local producers at farmer's markets and create wholesale deals with them so that we can provide the freshest quality and more sustainable option. To achieve zero waste, all products delivered to Daughter will come in reusable containers.

Coffee Roastery- We plan to work with a local coffee roaster (**Sey**) and to team up with them in a bin program. This program would be us providing them with bins to package our coffee in to minimize the package materials we are using. We would take charge of picking it up from the roastery and resubmitting bins.

Timeline

Summer of 2019: The Idea is born in the Netherlands

2019: Research on the concept of circular economy and reaching out to universities, and restaurants that are studying and practicing this concept of waste reduction and learn of the challenges, and how to tackle.

Fall of 2019: Branding, Build Pitch for Grants, and Start designing Crowdfunding Campaign

November 2019: Finish designing a business plan/ Start Experimenting with mushrooms growing

December 2019: Submit Pitch for Grants and Begin filming for Crowdfunding Campaign

February-March 2020: Crowdfunding Campaign

May 2020: Sign Lease to our first Kitchen / Garden. Beginning talking with producers and building partnerships to have zero packaging products from them.

June 2020: Begin building and design of our small Garden and Compost station build-out.

July 2020: Renovation of space Begins

August 2020: Equipment is Brought

September 2020: Renovation end/ and test kitchen

Fall 2020: Soft opening / Grand Opening

Startup Financial Means Needed: $300,000

Operation Cost for 2 Months : $48,000

We will operate with 35 workings hours a day split between 4 staff. Staff will be paid 20$ per hour. 40,000$ will be put aside for financing this. We will also allocate an additional $ 4,800 to hire 2 staff to work the garden, compost, mushroom, and community education program.

Start-up inventory of $13,500

- Coffee beans & Wine $3500

- Coffee filters, Produce to cook with, Ingredients, and etc - $5,000

- Retail supplies (Bathroom hand clothes, counter towels, cleaning, etc.) - $1,500

- Other miscellaneous expenses - $1,500

Equipment for the total amount of $51,500:

- Espresso machine -$13,000

- Fetco Batch - $1200

- Batch grinder - $1750

- Espresso Grinder- $3000

- Foodservice equipment (toasters, dishwasher, 3 refrigerators, Built-in ovens, etc.) - $12,000

- Storage hardware/ Garden Material (bins, utensil racks, shelves, food case,) - $6,600

- Counter area equipment (countertop, ice machine, etc.) - $6,500

- Serving area equipment (plates, glasses, flatware) - $2,000

- Store equipment (cash register, ventilation, signage) - $5,000

- Other miscellaneous expenses - $1,000

Remodeling and Etc $150,000

- Rent- $10,000

- Consultant- $ 4000

Meet Adam

Growing up in Harlem, the founder Adam developed a constant love for the communities of his city. He has been in the coffee industry for 6 years now, and it is here that his passion for sustainability in food industry was born. It was during those 6 years that Daughter was born. A dream in the service of the people and the city he loves.

It is with this passion that he will put together a team of dedicated individuals with a common goal in mind. That goal being to inspire waste reduction and waste reinvention within the restaurant industry.

Roles and Responsibilities

Daughter will have 4 major management roles that will be there to insure focus is giving to every inch of our business

- **Head of Mushroom/ Urban Farm development**
- **Head of Community Outreach/ Wholesale management**
- **Beverage Director/ Cafe General Manager**
- **Head of Kitchen Program**

Head of Mushroom/ Urban Farm Development role will circle around experimenting and building our composting/ in door farming systems. They will oversee planting, harvesting, and development of all things dealing with growing produce, and will coordinate with all other team managers on the use of such produce. They will also be in charge of developing a streamlined composting system for the cafe and kitchen to insure proper waste disposal.

Head of Community Outreach/ Wholesale Management role will focus on all of our community needs such as creating classes and events to showcase and teach about our farming and composting system, developing connections to develop a donation program for food overage, building our mushroom and compost wholesale program with local markets and restaurants, and planning and coordinating special events.